

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 21, 2007

By U.S. Mail

Mr. John K. Stubblefield, Jr.
Executive Vice President, Finance
and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

   Re: **Sysco Corporation**
     Form 10-K for the Fiscal Year Ended July 1, 2006
     Filed September 14, 2006
     File No. 1-06544

Dear Mr. Stubblefield:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         James Allegretto
         Senior Assistant Chief Accountant